As filed with the Securities and Exchange Commission on February 10, 2025

Securities Act Registration No. 333-276281

Investment Company Registration No. 811-23923

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

☒ UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. 1

and/or

REGISTRATION STATEMENT

☒ UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 4

LORD ABBETT FLEXIBLE INCOME FUND

(Exact Name of Registrant as Specified in the Declaration of Trust)

30 Hudson Street

Jersey City, New Jersey 07302-4804

(888) 522-2388

Randolph A. Stuzin, Esq.

c/o Lord Abbett FIF Advisor LLC

30 Hudson Street

Jersey City, New Jersey 07302

Copies of Communications to:

Richard Horowitz, Esq.

Matthew Barsamian, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☒	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-276281.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☒	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-276281 and 811-23923) of Lord Abbett Flexible Income Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C: OTHER INFORMATION

Item 25: Financial Statements and Exhibits

1.	Financial Statements.

The Registrant has not conducted any business as of the date of this filing, other than in connection with its organization. Financial Statements indicating that the Registrant has met the net worth requirements of Section 14(a) of the 1940 Act will be filed as part of the Statement of Additional Information.

2.	Exhibits:

a.1	Certificate of Trust. Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed on May 23, 2024.

a.2	Declaration of Trust. Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed on May 23, 2024.

a.3	Amended and Restated Declaration and Agreement of Trust dated September 30, 2024. Incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 filed on January 17, 2025.
,
b.	Bylaws. Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 filed on November 11, 2024.

c.	Not Applicable.

d.	Multiple Class Plan Pursuant to Rule 18f-3. Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 filed on November 11, 2024.

e.	Dividend Reinvestment Plan. Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 filed on November 11, 2024.

f.	Not Applicable.

g.1	Investment Advisory Agreement between the Registrant and Adviser dated November 15, 2024. Incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 filed on January 17, 2025.

g.2	Sub-Advisory Agreement between the Registrant, Adviser, and Sub-Adviser dated November 15, 2024. Incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 filed on January 17, 2025.

h.1	Distribution Agreement between the Registrant and Lord Abbett Distributor LLC dated September 30, 2024. Incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 filed on January 17, 2025.

h.2	Selling Dealer Agreement. Incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 filed on January 17, 2025.

h.3	Distribution and Shareholder Services Plan dated September 30, 2024. Incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 filed on January 17, 2025.

i.	Not Applicable.

j	Custodian Agreement dated November 14, 2024. Incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 filed on January 17, 2025.

k.1	Transfer Agency and Shareholder Services Agreement dated as of March 29, 2022, including Schedule B dated as of March 29, 2022. Incorporated by reference to Lord Abbett’s Investment Trust’s Post-Effective Amendment No. 102 to its Registration Statement on Form N-1A filed on March 29, 2023.

k.2	Amended Schedule B dated May 15, 2024 to the Transfer Agency and Shareholder Services Agreement dated March 29, 2022. Incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 filed on January 17, 2025.

k.3	Amended and Restated Administrative Services Agreement dated as of May 1, 2016. Incorporated by reference to Post-Effective Amendment No. 52 to Lord Abbett Global Fund’s Registration Statement on Form N-1A filed on April 29, 2016.

k.4	Amendment No. 1 dated October 11, 2016 to the Amended and Restated Administrative Services Agreement dated May 1, 2016. Incorporated by reference to Lord Abbett Global Fund’s Post-Effective Amendment No. 54 to its Registration Statement on Form N-1A filed on March 29, 2017.

k.5	Amendment No. 2 dated November 30, 2016 to the Amended and Restated Administrative Services Agreement dated May 1, 2016. Incorporated by reference to Lord Abbett Global Fund’s Post-Effective Amendment No. 54 to its Registration Statement on Form N-1A filed on March 29, 2017.

k.6	Amendment No. 3 dated March 31, 2017 to the Amended and Restated Administrative Services Agreement dated May 1, 2016. Incorporated by reference to Lord Abbett Global Fund’s Post-Effective Amendment No. 54 to its Registration Statement on Form N-1A filed on March 29, 2017.

k.7	Amendment No. 4 dated August 1, 2018 to the Amended and Restated Administrative Services Agreement dated May 1, 2016. Incorporated by reference to Lord Abbett Securities Trust’s Post-Effective Amendment No. 90 to its Registration Statement on Form N-1A filed on July 31, 2018.

k.8	Amendment No. 5 to the Amended and Restated Administrative Services Agreement dated December 5, 2018. Incorporated by reference to Lord Abbett Securities Trust’s Post-Effective Amendment No. 94 to its Registration Statement on Form N-1A filed on January 29, 2019.

k.9	Amendment No. 6 to the Amended and Restated Administrative Services Agreement dated January 25, 2019. Incorporated by reference to Lord Abbett Securities Trust’s Post-Effective Amendment No. 94 to its Registration Statement on Form N-1A filed on January 29, 2019.

k.10	Amendment No. 7 to the Amended and Restated Administrative Services Agreement dated July 24, 2019. Incorporated by reference to Lord Abbett Securities Trust’s Post-Effective Amendment No. 124 to its Registration Statement on Form N-1A filed on October 25, 2019.

k.11	Amendment No. 8 to the Amended and Restated Administrative Services Agreement dated April 2, 2020. Incorporated by reference to Lord Abbett Trust I’s Post-Effective Amendment No. 41 to its Registration Statement on Form N-1A filed on April 29, 2020.

k.12	Amendment No. 9 to the Amended and Restated Administrative Services Agreement dated April 2, 2020. Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed on June 1, 2020.

k.13	Amendment No. 10 to the Amended and Restated Administration Agreement dated September 23, 2020. Incorporated by reference to Lord Abbett Trust I’s Post-Effective Amendment No. 47 to its Registration Statement on Form N-1A filed on December 14, 2020.

k.14	Amendment No. 11 to the Amended and Restated Administration Agreement dated April 6, 2021. Incorporated by reference to Lord Abbett Trust I’s Post-Effective Amendment No. 49 to its Registration Statement on Form N-1A filed on June 21, 2021.

k.15	Amendment No. 12 to the Amended and Restated Administration Agreement dated April 6, 2021. Incorporated by reference to Pre-Effective Amendment No. 1 to Lord Abbett Special Situations Income Fund’s Registration Statement on Form N-2 filed on June 30, 2021.

k.16	Amendment No. 13 to the Amended and Restated Administration Agreement dated July 29, 2021. Incorporated by reference to Lord Abbett Trust I’s Post-Effective Amendment No. 52 to its Registration Statement on Form N-1A filed on October 29, 2021.

k.17	Amendment No. 14 to the Amended and Restated Administration Agreement dated September 28, 2021. Incorporated by reference to Lord Abbett Municipal Income Fund, Inc.’s Post-Effective Amendment No. 89 to its Registration Statement on Form N-1A filed on December 29, 2021.

k.18	Amendment No. 15 to the Amended and Restated Administration Agreement dated January 24, 2023. Incorporated by reference to Lord Abbett Trust I’s Post-Effective Amendment No. 57 to its Registration Statement on Form N-1A filed on April 28, 2023.

k.19	Amendment No. 16 to the Amended and Restated Administration Agreement dated February 1, 2024. Incorporated by reference to Lord Abbett Trust I’s Post-Effective Amendment No. 61 to its Registration Statement on Form N-1A filed on April 4, 2024.

k.20	Amendment No. 17 to the Amended and Restated Administration Agreement dated July 17, 2024. Incorporated by reference to Lord Abbett Municipal Opportunities Fund’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-2A filed on October 7, 2024.

k.21	Amendment No. 18 to the Amended and Restated Administration Agreement (Lord Abbett Flexible Income Fund) dated September 30, 2024. Incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 filed on January 17, 2025.

k.22	Amended and Restated Expense Limitation and Reimbursement Agreement dated February 5, 2025. Filed herewith.

l.	Opinion and Consent of Dechert LLP. Incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 filed on January 17, 2025.

m.	Not Applicable.

n.	Consent of Independent Registered Public Accounting Firm. Incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 filed on January 17, 2025.

o.	Not Applicable.

p.	Subscription Agreement dated September 30, 2024. Incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 filed on January 17, 2025.

q.	Not Applicable.

r	Joint Code of Ethics of the Registrant and Adviser.

r.1	Code of Business Principles dated as of July 2018 and Personal Trading Policy as of February 2020. Incorporated by reference to Lord Abbett Trust I’s Post-Effective Amendment No. 37 to its Registration Statement on Form N-1A filed on February 7, 2020.

r.2	Personal Trading Policy of Lord Abbett dated May 2024. Incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 filed on January 17, 2025.

r.3	Code of Ethics of Apollo Credit Management, LLC. Incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 filed on January 17, 2025.

s.	Powers of Attorney. Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed on May 23, 2024.

Item 26: Marketing Arrangements

See Distribution Agreement.

Item 27: Other Expenses of Issuance and Distribution

Lord Abbett and the Sub-Adviser (and not the Registrant) have agreed to pay the organizational and initial offering costs of the Registrant.

Item 28: Persons Controlled by or Under Common Control with the Registrant

Not applicable.

Item 29. Number of Holders of Securities

Set forth below is the number of record holders of securities of the Registrant as of December 31, 2024:

Title of Class	Number of Record Holders
Common shares of beneficial interest	1

Item 30: Indemnification

Reference is made to Article V of the Registrant’s Amended and Restated Agreement and Declaration of Trust filed as Exhibit (2)(a)(3) to this Registration Statement (the “Declaration of Trust”). Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to the Adviser or one or more sub-advisers (each, a “Sub-Adviser” and collectively, the “Sub-Advisers” and collectively with the Adviser, the “Advisers”), including Apollo Credit Management, LLC (“Apollo”), officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by the Advisers, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by the Advisers, officers or controlling persons, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust in a manner consistent with Investment Company Act Release No. 11330 (Sept. 4, 1980) issued by the Securities and Exchange Commission, so long as the interpretation of Sections 17(h) and 17(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), contained in that release remains in effect. The Registrant, in conjunction with the Advisers and the Registrant’s Board of Trustees, maintains insurance on behalf of any person who is or was an Independent Trustee, officer, employee, or agent of the Registrant, against certain liability asserted against him or her and incurred by him or her or arising out of his or her position. In no event, however, will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person or any act for which the Registrant itself is not permitted to indemnify.

Item 31: Business and Other Connections of Investment Adviser

The Adviser serves as the investment adviser to the Registrant and is engaged in the investment advisory business. For information as to the business, profession, vocation or employment of a substantial nature in which the Adviser, and its executive officers and directors is or has been, during the last two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee, reference is made to the information set forth in the Adviser’s Form ADV (File No. 801-131229), as filed with the SEC and incorporated herein by reference.

The Sub-Adviser serves as the investment sub-advisor to the Registrant and is engaged in the investment advisory business. For information as to the business, profession, vocation or employment of a substantial nature in which the Sub-Adviser, and its executive officers and directors is or has been, during the last two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee, reference is made to the information set forth in the Sub-Adviser’s Form ADV (File No. 801-72098), as filed with the SEC and incorporated herein by reference.

Item 32: Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the office of the Registrant’s administrator, Lord, Abbett & Co. LLC, 30 Hudson Street, Jersey City, New Jersey 07302, and custodian, State Street Bank and Trust Company, 1200 Crown Colony Drive, Quincy, MA 02169 except for certain transfer agency records which are maintained by BNY Mellon Investment Servicing (US) Inc., 301 Bellevue Parkway, Wilmington, Delaware, 19809.

Item 33: Management Services

Not applicable.

Item 34: Undertakings

(1)	The Registrant hereby undertakes to suspend the offering of its Shares until it amends its prospectus if (a) subsequent to the effective date of its Registration Statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2)	Not applicable.

(3)	The Registrant hereby undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)	to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement.

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(b)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	if the Registrant is relying on Rule 430B:

(A)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)	if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e)	that, for the purpose of determining liability under the Securities Act to any purchaser:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4)	Not applicable.

(5)	Not applicable.

(6)

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue

(7)	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jersey City and State of New Jersey on the 10th day of February, 2025.

LORD ABBETT FLEXIBLE INCOME FUND (A Delaware statutory trust)

By:	/s/ Randolph A. Stuzin
Randolph A. Stuzin
Vice President and Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signatures	Title	Date
/s/ Steven F. Rocco Steven F. Rocco*	President, Chief Executive Officer, and Trustee (Principal Executive Officer)	February 10, 2025

/s/ Michael J. Hebert Michael J. Hebert	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 10, 2025

/s/ Lorraine Hendrickson Lorraine Hendrickson*	Trustee	February 10, 2025

/s/ John Shaffer John Shaffer*	Trustee	February 10, 2025

/s/ Lisa Shalett Lisa Shalett*	Trustee	February 10, 2025

* By: /s/Randolph A. Stuzin
As Agent or Attorney-in-Fact

INDEX OF EXHIBITS

Exhibit	Exhibit Name

2(k.22)	Amended and Restated Expense Limitation and Reimbursement Agreement dated February 5, 2025.